02052871

PE 7-31-02

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2002

BOARDWALK EQUITIES INC.

Suite 200, 1501 - 1 Street S.W.
Calgary, Alberta, Canada T2R 0W1
(address of principal executive offices)

Commission File Number: **1-15162**

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F______ Form 40-F__✓__

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No__✓__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):______________]

DOCUMENTS FURNISHED HEREUNDER:

1. Press Release of Registrant dated July 29, 2002 announcing the Registrant's second quarter 2002 financial results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOARDWALK EQUITIES INC.

August 19, 2002

By: ______________________

Roberto Geremia
Vice-President Finance and Chief Financial Officer

c8587
r f BC-Boardwalk-teleconfer 07-29 0378
News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Boardwalk Equities Inc. - Teleconference on Fiscal 2002 Second Quarter Financial Results

CALGARY, July 29 /CNW/ - Boardwalk Equities Inc. ("BEI" - NYSE, TSE) announces that the Company's fiscal 2002 second quarter financial results will be released the morning of Thursday August 15, 2002. We invite you to participate in the teleconference that will be held to discuss these results that same morning at 11:15am EST. Senior management will speak to the financial results for the quarter and provide a corporate update. Presentation materials will be made available on the INVESTOR section of our website (www.bwalk.com) prior to the call.

Participation & Registration: Please RSVP to Investor Relations at 403-531-9255 or by email to investor(at)bwalk.com.

Teleconference: The telephone numbers for the conference are: 416-640-4127 (within Toronto) or toll-free 1-888-881-4892 (outside Toronto).

Webcast: Investors will be able to listen to the call and view our slide presentation over the Internet by visiting http://investor.bwalk.com 15 min. prior to the start of the call. An information page will be provided for software needed and system requirements. The live audiocast will also be available at http://www.newswire.ca/webcast/pages/BoardwalkEquities20020815/.

Replay: An audio recording of the teleconference will be available approximately one hour after the call until 11:59pm EST on August 22nd, 2002. You can access it by dialing 416-640-1917 and using the following passcode, 201251 followed by the pound key. An audio archive will also be available on our Investor site (http://investor.bwalk.com) approximately two hours after the conference call until August 22nd, 2002.

Corporate Profile

Boardwalk Equities Inc. is Canada's largest owner/operator of multi-family rental properties. Boardwalk currently owns in excess of 250 properties with approximately 29,000 units totalling approximately 25 million net rentable square feet. The company's portfolio is concentrated in the provinces of Alberta, Saskatchewan, Ontario and Quebec. Boardwalk is headquartered in Calgary and its shares are listed on both the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbol BEI. The Company has a total market capitalization of approximately $1.9 billion.

Recent investor information can be found on the Internet at http://investor.bwalk.com/.

%SEDAR: 00004201E

-0- 07/29/2002

/For further information: Paul Moon, Director of Corporate Communications at (403) 531-9255/

(BEI. BEI)

CO: Boardwalk Equities Inc.
ST: Alberta
IN: RLT
SU: ERN

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CNW 11:35e 29-JUL-02